650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 11, 2012

Via Secure E-Mail

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Barbara C. Jacobs

Evan S. Jacobson

Stephen Kirkorian

Morgan Youngwood

Re:	Trulia, Inc.

Confidential Draft Registration Statement on Form S-1

Submitted May 31, 2012

CIK No. 1349454

Ladies and Gentlemen:

On behalf of our client, Trulia, Inc. (“Trulia” or the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 27, 2012 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, Trulia has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement with this response letter. For the Staff’s reference, we have included both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 31, 2012.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the revised draft of the Registration Statement, as applicable.

General

1.	Please provide us with the relevant portions of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you.

The Company advises the Staff that the Company is supplementally providing to the Staff the relevant portions of the industry research data from Borrell Associates, the National Association of Realtors, and the Real Estate Book as cited in the Registration Statement. Please refer to the materials attached as Annex I. No other third-party statements are included in the Registration Statement. To expedite the Staff’s review, we have marked the industry research data so that the Staff can easily locate and review the relevant data. The industry research data was not prepared

AUSTIN BRUSSELS GEORGETOWN, DE HONG KONG NEW YORK PALO ALTO SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC

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for us or for use in the Registration Statement. In each case, we obtained the raw industry research data from reports authored by Borrell Associates, the National Association of Realtors, or the Real Estate Book, as the case may be, and received consent from these parties to include references in the Registration Statement to the data contained in these reports.

In addition, the Company advises the Staff that the Company anticipates that Borrell Associates will release new industry research data in July. If the Company includes new statements from this industry data in a subsequent amendment, the Company will obtain consent from Borrell Associates for such inclusion and supplementally provide this information to the Staff for its review.

2.	Please provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither the Company nor anyone authorized on behalf of the Company has provided written materials to potential investors in reliance on Section 5(d) of the Securities Act. The Company undertakes to provide the Staff with copies of such materials in the event that they are provided to potential investors in the future.

In addition, the Company advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. The Company undertakes to provide the Staff with copies of such research reports in the event that they are published or distributed in the future.

Prospectus Summary

Overview, page 1

3.	Please provide supplemental, qualitative, or quantitative support for your statement on page 2, and elsewhere, that you are a “leading” mobile platform for the home search process.

The Company supplementally advises the Staff that the Company’s assertion that it is a “leading” mobile platform for the home search process is supported by the fact that the Company’s Trulia Real Estate mobile application consistently ranks among the top free “lifestyle” category applications on both the Apple iOS mobile platform and the Google Android mobile platform. Within the lifestyle category of applications, the Company’s mobile applications consistently rank among the top three real estate related mobile applications (along with those of Realtor.com and Zillow.com). Further, in addition to being consistently ranked among the top three real estate related mobile applications, during the six months ended June 30, 2012, the Company’s Trulia Real Estate mobile application ranked:

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•	among the top 10 free lifestyle applications downloaded daily on the iPad during 175 out of the first 182 days of 2012;

•	among the top 20 free lifestyle applications downloaded daily in the Android market during 168 out of the first 182 days of 2012; and

•	among the top 20 free lifestyle applications downloaded daily on the iPhone during 102 out of the first 182 days of 2012.

4.	On page 2 and elsewhere you refer to your surveys. Please provide us with more information about these surveys, such as when were the surveys conducted, whether they were conducted by a third party, and the relevant sample sizes.

The Company advises the Staff that the Company compiled the data cited in the Company’s surveys from users who responded to questions via its Trulia Insights questionnaire between November 2011 and May 2012. The purpose of these questions is to allow the Company to provide additional data to real estate agents to enable them to better help the user who represents the lead. In addition, the Company is supplementally providing to the Staff the following information with respect to its surveys:

“…76% of respondents contacting real estate professionals through our marketplace indicated that they are planning to move in the next six months….” (pages 1, 4, 78 and 83)

The Company posed the following question:

When are you planning to move?

☐	Moving within the next month. (62,608 responses)

☐	Moving within the next two months. (64,118 responses)

☐	Moving within three to six months. (94,933 responses)

☐	Moving longer than six months. (15,178 responses)

☐	Not sure if I’m moving. Just looking around. (54,737 responses)

The Company received 291,574 responses, 221,659 of which, or 76.0%, indicated that the user plans to move in the next six months.

“…almost half stated that they are pre-qualified for a mortgage…” (pages 1, 4, 78 and 83)

The Company posed the following question:

Are you prequalified for a mortgage?

☐	Yes. (99,587 responses)

☐	No. (117,517 responses)

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The Company received 217,104 responses, 99,587 of which, or 45.9%, indicated that they are pre-qualified for a mortgage.

The Trulia Marketplace, page 3

5.	The Borrell Associates report on page 3 is from May 2011 and includes projections for 2011. In addition, the Bureau of Labor Statistics Consumer Expenditure survey referenced on page 4 is for 2010. Please confirm that you are not aware of similar reports that have been prepared by the authors you cite, or others, after the dates of this source. If you are aware of any such reports, please confirm that the conclusions do not vary materially from the cited reports, and consider including disclosure regarding the continued utility of the report.

The Company advises the Staff that the Company anticipates that Borrell Associates will release new industry research data in July. Accordingly, the Company may include new statements from this data in a future amendment to the Registration Statement.

In addition, the Company advises the Staff that the Bureau of Labor Statistics Consumer Expenditure Survey was released in September 2011 and contained data for 2010. The Company anticipates that the corresponding survey for 2011 will not be released until September 2012.

Our Strengths, page 4

6.	Please concisely explain your statement that you are monetizing your mobile products at a higher rate than your web products.

The Company advises the Staff that the Company sells its subscription products for mobile devices at a price that generates a higher effective price per lead than for its web-only products. Therefore, on a per-lead basis, the Company is monetizing its mobile products at a higher rate than its web products. The Company has revised the disclosure on pages 4 and 83 to address the Staff’s comment. Although effective price per lead is not a separate metric by which the Company monitors its business, this metric does help explain the Company’s statement regarding monetization of mobile products versus web products.

The Offering, page 7

7.	We note that you plan to effectuate a stock split prior to effectiveness. Please confirm that you will revise your financial statements and your disclosures throughout the filing to give retroactive effect to the stock split. Refer to SAB Topic 4C.

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The Company acknowledges the Staff’s comment and confirms that once the Company has determined the reverse stock split ratio, the Company will revise the financial statements and its disclosures throughout the filing in an amendment to the Registration Statement as necessary to give retroactive effect thereto.

Key Business Metrics, page 11

8.	Please disclose that the number of monthly unique visitors also includes mobile monthly unique visitors and may count a user as a unique visitor multiple times if they access Trulia through different devices, i.e., a user accessing Trulia through their work computer, home computer, mobile phone, and tablet could be counted as a unique visitor four times. Please make a similar revision to your discussion of “Key Business Metrics” on page 44.

The Company advises the Staff that the Company has revised the disclosure on pages 11 and 46 to address the Staff’s comment.

Risk Factors, page 13

General, page

9.	Please add a risk factor addressing the risks associated with your concentration of ownership. See Item 503(c) of Regulation S-K. In addition, address the concentration in The Offering Summary on page 7.

The Company advises the Staff that the Company has revised its disclosure to the existing risk factor that discusses the concentration of ownership of management and affiliates on page 28 of the Registration Statement. The Company has also revised its disclosure on page 7 to include discussion of the concentration of ownership of the Company’s executive officers and directors and their affiliates.

“If real estate professionals do not continue to subscribe to our products…,” page 14

10.	You state that most real estate professionals subscribe for periods shorter than 12 months. Please disclose the average subscription period, and discuss the renewal rate. See Item 503(c) of Regulation S-K.

The Company advises the Staff that the Company has considered providing average subscription period and renewal rate information in the Registration Statement and has concluded that including this information in the Registration Statement would not meaningfully enhance a reader’s understanding of the Company’s business or operating results, and could be misleading.

The Company derives the majority of its revenue from the sale of subscription products to real estate professionals. These subscription products allow real estate professionals to select among many variables when purchasing or renewing a subscription, including the term of the subscription, the features of the products, the location where the real estate professional’s ads will

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be displayed, and the pricing of the products. Each of these variables may impact the value that the Company derives from a particular subscription, and will also impact the Company’s operating results. Often, these variables are interdependent, and focusing on one variable, such as average subscription length, can be misleading. For example, a real estate professional may purchase a subscription in a high-demand market at a higher price than a subscription for a low-demand market, but may do so for a long subscription term that reduces the average monthly subscription price. Alternatively, the Company may choose to use shorter subscription terms in markets where demand is high and where subscription prices are increasing in order to maximize future revenue from a particular market as subscription prices increase. Focusing on statistical averages for subscription periods is likely to lead to misleading information as an investor compares the Company’s results across periods. Moreover, the Company currently discloses in the Registration Statement that the typical subscription term is one to 12 months, which already provides a reader with an understanding of the Company’s standard subscription terms.

Similarly, the Company does not believe that the inclusion of a renewal rate statistics in the Registration Statement would improve a reader’s understanding of the Company’s business or operating results, in part because this metric is subject to numerous deficiencies. In particular, renewal rate does not account for numerous changes in subscriptions that may take place, such as whether real estate professionals buy more expensive or less expensive subscriptions, whether they purchase additional subscription products, or whether they purchase subscriptions for longer terms. Renewal rate statistics also do not take into account the factors that may cause real estate professionals to renew or not to renew their subscriptions. For example, as the Company’s subscription prices increase significantly in some high-demand markets, some of the Company’s subscribers have chosen not to renew as a result of the higher cost; however, in such markets, the Company has consistently been able to replace non-renewed subscriptions with new subscriptions from other real estate professionals and, ultimately, such non-renewals often lead to increased revenue for the Company.

The Company also believes that providing metrics on the average subscription period and renewal rate would not be reliable or meaningful to a reader because of the often sporadic and short-term nature of real estate professionals’ subscriptions. Real estate professionals frequently start and stop their marketing campaigns based on budgets, evolving objectives, product or service offerings, and other factors. For example, as the Company has noted in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement, real estate professionals frequently suspend their marketing activities depending upon the season, such as during the winter months, which impacts the average subscription period and renewal rate. For this reason, as well as the others discussed in the preceding paragraphs, the Company concluded that including metrics for average subscription period and renewal rate would not meaningfully enhance a reader’s understanding of the Company’s business or operating results, and could be misleading.

To provide readers with an accurate view of the Company’s business, the Company has provided several key metrics that it believes best capture the material trends in its business, including total subscribers and average monthly revenue per subscriber. The total subscribers metric includes not only new subscribers, but also factors in renewals. As such, this metric provides readers with

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an accurate depiction of the change of the size of the Company’s subscriber base from period-to-period. When reviewed together with the average monthly revenue per subscriber metric, the Company believes that they provide readers with the most relevant, accessible, and accurate metrics by which to measure the subscription portion of its business because they clearly present period-to-period changes in the factors that drive changes in the revenue from subscriptions.

The Company submits to the Staff that, in addition to the key business metrics discussed in the preceding paragraph, the Company has also included several other key business and financial metrics in its Registration Statement, including monthly unique visitor, mobile monthly unique visitors, new contributions to user-generated content and Adjusted EBITDA. These metrics have been provided to help readers view the Company “through the eyes of management” and to provide disclosure of the most relevant factors necessary to understand the Company’s business. In addition, the Company has provided additional disclosure as requested by the Staff in response to most of the comments set forth in the Comment Letter where the Company believed that such disclosure would meaningfully enhance a reader’s understanding of the Company’s business or operating results, and not be misleading. The Company undertakes to continue to review the metrics related to its business, including average subscription period and renewal rates, and to disclose any known trends that are important to an investor’s understanding of the Company’s business.

“If advertisers reduce or end their advertising spending with us…,” page 14

11.	Your media revenue did not grow from the first quarter of 2011 to the first quarter of 2012, declined from the fourth quarter of 2011 to the first quarter of 2012, and was mostly flat for the last three quarters of 2011. Please discuss. See Item 503(c) of Regulation S-K. Also address this in MD&A.

The Company advises the Staff that the Company has revised the risk factor on page 15 and also the disclosure of quarterly results of operations on pages 59 and 60 to discuss these variances as requested.

“If we cannot obtain comprehensive and accurate real estate listing information…,” page 15

12.	You state that you currently depend on a listing aggregator to provide you with a substantial portion of the unique listings in your database. It does not appear that you plan to file your agreement with any aggregator as an exhibit. Please explain to us how you determined that this agreement does not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file the agreement as an exhibit and revise the Business section to discuss the material terms of the agreement, including the duration.

The Company advises the Staff that the Company entered into a Platform Services Agreement on June 19, 2012 with Move Sales, Inc., or ListHub. This agreement supersedes the Company’s prior agreement with ListHub for the provision by ListHub of unique listings to us. The new agreement with ListHub contains notice provisions with which we are required to comply prior to disclosing the terms of the agreement. As such, the Company advises the Staff that the Company will update its disclosure to describe the material terms of the Platform Services Agreement and will submit this agreement as an exhibit to a subsequent submission or filing to the Registration Statement.

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“If use of our mobile products does not continue to grow…,” page 15

13.	Please briefly explain how you currently monetize mobile products. See Item 503(c) of Regulation S-K. For example, it appears that you display ads from real estate agents and real estate agents can pay to promote their listings in search results, but you do not display ads from other real estate advertisers, such as home improvement companies and mortgage lenders.

The Company advises the Staff that the Company has revised the disclosure on pages 15 and 16 to explain how the Company monetizes its mobile products.

“Our recent revenue growth rates may not be indicative…,” page 16

14.	Please discuss your slowing revenue growth rates. See Item 503(c) of Regulation S-K.

The Company advises the Staff that the Company has amended its disclosure on page 16 to elaborate on the risk that slowing growth may pose to the Company’s future revenue, and provided an example showing that its media revenue growth slowed in the second half of 2011 compared to the first half of 2011, even though media revenue grew faster in 2011 compared to 2010 on a year-over-year basis.

“If our users do not continue to contribute content or their contributions…,” page 19

15.	Please address how the utility of your “new contributions to user-generated content” metric is impacted by the factors addressed in this risk factor. See Item 503(c) of Regulation S-K.

The Company advises the Staff that the Company has revised its disclosure on page 19 of the Registration Statement to address how the utility of its new contributions to user-generated content metric is impacted by the factors addressed in this risk factor.

“Our growth depends in part on our relationship with third parties…,” page 19

16.	You state that your growth depends on your relationship with various third parties that provide you with information that you use to provide users with insights that go beyond listings. It does not appear that you plan to file any agreements with such third parties as exhibits. Please explain to us how you determined that any such agreements do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, file any such agreement as an exhibit and revise the Business section to discuss the material terms of the agreement, including the duration.

The Company acknowledges the Staff’s comment and submits that it has determined that none of the agreements with third parties that provide local information to the Company are material and need to be filed as an exhibit to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K. Specifically, each of the agreements with third parties that provide local information to the Company are the type that ordinarily accompany the kind of business conducted by the Company, and the Company’s business is not substantially dependent on any of these contracts. The Company submits that the local information provided pursuant to these contracts is available to the Company from other sources, and that, even if such information were not available, the Company would be able to continue to conduct its business substantially in the manner it is currently conducted by modifying the features it provides on its marketplace.

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“We rely on a small number of advertisers for a substantial portion of our display…,” page 20

17.	You state that you rely on a small number of advertisers for a substantial portion of your display advertising. Please disclose what constitutes a “substantial” portion of your display advertising revenue. See Item 503(c) of Regulation S-K.

The Company advises the Staff that it has amended the disclosure on page 20 to give an example of concentration of the Company’s advertising revenue among the Company’s top ten advertising partners for the years ended December 31, 2010 and 2011 and the three months ended March 31, 2012.

“Our business may be adversely affected if we encounter difficulties…,” page 24

18.	Please concisely explain the purpose of an enterprise resource planning system.

The Company advises the Staff that an enterprise resource planning (ERP) system provides a suite of integrated applications which combine, organize and maintain key operations to help companies better manage their business. In the case of Trulia, an ERP system can combine and streamline the management of Trulia’s financial, accounting, human resources, sales and marketing and other functions, enabling the Company to more effectively manage operations and track performance. The Company has revised its disclosure on page 24 accordingly.

“Complying with the laws and regulations affecting public companies will increase…,” page 25

19.	Please revise the second paragraph to disclose that as an emerging growth company, you are exempt from the audit of internal controls under Section 404 of the Sarbanes-Oxley Act, until you lose emerging growth company status.

The Company advises the Staff that the Company has revised its disclosure on page 25 to reflect that as an emerging growth company the Company is exempt from the audit of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act until it loses emerging growth company status.

“We have pledged substantially all of our assets to secure indebtedness…,” page 26

20.	Please discuss any material covenant restrictions in your loan and security agreement with Hercules Technology Growth Capital. In addition, disclose that you received a waiver in May 2012 for not complying with the reporting covenant. See Item 503(c) of Regulation S-K.

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The Company advises the Staff that the Company has revised its disclosure on page 27 to include a discussion of all of the material covenant restrictions in the Company’s loan and security agreement with Hercules Technology Growth Capital. The Company has also included additional language to disclose that the Company received a waiver in May 2012 for not complying with its financial reporting covenant.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 43

21.	Please revise this section to provide a more detailed discussion of the key challenges you are facing. For guidance, refer to Section III.A of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised its disclosure on pages 45 and 46 of the Registration Statement to provide a more detailed discussion of the key opportunities and challenges that the Company is facing.

22.	We note from your disclosures on page 46 that subscriptions accounted for 32%, 47%, 58% and 71% of total revenues in 2009, 2010, 2011 and the three months ended March 31, 2012. We further note from your disclosures that advertising revenues accounted for 68%, 53%, 42% and 29% of total revenues in 2009, 2010, 2011 and the three months ended March 31, 2012. Please revise your disclosures to discuss any known trends or uncertainties with respect to your subscriptions and advertising revenues. Qualitative disclosure and analysis with respect to changes in the proportion of subscription and advertising revenues in relation to total revenues seems to be important and material information necessary to understanding your results of operations. See Item 303(a)(3)(ii) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the disclosures within the Management’s Discussion and Analysis on page 48 accordingly.

Key Business Metrics, page 44

23.	Please discuss trends in your key business metrics and any related material impacts on your business. For example, mobile monthly unique visitors are increasing at a significantly greater rate than monthly unique visitors. In addition, the growth rates of new contributions, total subscribers, and average monthly revenue per subscriber all appear to be slowing. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the disclosure on pages 46 and 47 to address the Staff’s comment by discussing the trends in the Company’s various business metrics.

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24.	Please tell us how you considered disclosing the number of unique visitors accessing your products from computers during a month, or any related trends. For example, is there a shift towards using your product on mobile devices, where there is less space for display advertisements?

The Company advises the Staff that the Company has revised the disclosure on page 47 to address the Staff’s comment by describing the trend of rapid mobile monthly unique visitors growth resulting in mobile monthly unique visitors increasing as a percentage of monthly unique visitors.

25.	Please disclose and discuss renewal rates for subscription products during the periods presented. See Item 303 of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company respectfully directs the Staff to its response to comment 10 above with respect to the disclosure of renewal rate as a metric in the Registration Statement.

26.	Please provide a more detailed explanation of how you monetize advertising. For example, tell us how you considered including quantitative disclosure regarding the overall number of ads shown, number of advertisers, average price per ad, reserve price, revenue per advertiser, and trends in display advertising for each of the periods presented. See Item 303(a) of Regulation S-K, and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company believes that it has provided detailed disclosure on how it monetizes advertising in the paragraph titled “Media Revenue” on page 48. As additional disclosure, the Company has added a discussion under the table on page 48 about the trends in its total revenue mix. The Company also advises the Staff that the Company does not currently rely on the overall number of ads, average price per ad, reserve price or revenue per advertiser as metrics by which it operates its display advertising business.

Components of Statements of Operations

Revenue, page 45

27.	We note that you launched Trulia Mobile Ads in May 2012. Please clarify whether revenues from Trulia Mobile Ads will be included in marketplace revenue or media revenue.

The Company advises the Staff that the Company includes Trulia Mobile Ads revenue in marketplace revenue. The Company has amended the disclosure on page 48 to clarify this point.

28.	Please tell us what consideration you gave to disclosing the amount of media advertising revenues recognized on a cost- per-impression and cost-per-click basis for each period presented. Explain whether you consider measurements based on the number of impressions available for sale and cost per thousand (CPM basis) and cost per click (CPC basis) to be key indicators of your operating performance. Describe any known trends or uncertainties that have had or you expect to have a material impact on your advertising revenues. For guidance, refer to Section III.B of SEC Release No. 33- 8350.

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The Company advises the Staff that the Company considered disclosing the revenue on a CPM and CPC basis but ultimately decided against such disclosure because the Company did not believe that this disclosure would meaningfully enhance a reader’s understanding of the Company’s business or operating results, and that the Company’s management does not view, discuss, or make any decisions regarding the business based on this information. This is primarily because the CPM and CPC products are generally sold to the same customers, the Company has not recognized any large variances in the growth rates of each of these respective products, the revenue is recognized similarly for both CPM and CPC products, and sales of both are included within media revenues as disclosed. Also, the Company does not believe there to be known trends regarding CPM and CPC product sales and the related advertising revenue outside of the general decline in media revenue as a percentage of the Company’s total revenue, which disclosure was added as discussed in the Company’s response to comment 22. Accordingly, the Company did not view the number of impressions available for sale, CPM or CPC to be a metric for its advertising business that would meaningfully enhance a reader’s understanding of the Company’s business or operating results.

Results of Operations, page 47

29.	There are several instances where two or more sources of a material change have been identified, but the dollar amounts and proportionate contribution for each source that contributed to the change are not disclosed. For instance, your disclosures on page 51 indicate that marketplace revenues increased in fiscal 2011 primarily as a result of an increase in the number of paying subscribers and the average monthly revenue per subscriber. Please quantify each source that contributed to a material change. In addition, tell us how you considered providing qualitative and quantitative disclosures that explain the increase in marketplace revenues attributable to new subscriptions and renewals of existing subscriptions. See Item 303(a)(iii) of Regulation S-K and for guidance, refer to Section III.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the disclosure throughout the Results of Operations section to add additional dollar amounts and the sources of contribution.

The Company also advises the Staff that, in light of the Staff’s comment, the Company considered disclosing revenue attributable to new subscriptions compared to revenue attributable to renewals but concluded that including this information in the Registration Statement would not meaningfully enhance a reader’s understanding of the Company’s business or operating results, and could be misleading.

The Company does not view revenue attributable to new subscriptions compared to revenue attributable to renewals as an important metric for its business because this metric is subject to numerous deficiencies. As noted in response to comment 10 with respect to renewal rates, metrics associated with renewals, including revenue attributable thereto, do not take into

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account numerous changes in subscriptions that may take place, such as whether real estate professionals buy more expensive or less expensive subscriptions or whether they purchase subscriptions for longer terms. In addition, the Company also believes that such information would not be reliable and meaningful to a reader because of the often sporadic and short-term nature of real estate professionals’ subscriptions. Real estate professionals frequently start and stop their marketing campaigns based on budgets, evolving objectives, product or service offerings, and other factors. As the Company has noted in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Registration Statement, real estate professionals frequently suspend their marketing activities depending upon the season, such as during the winter months, which impacts the amount of revenue attributable to new subscriptions compared to renewals. For example, if a subscriber allowed a subscription to lapse in the winter months, and then re-started their subscription in the spring, this would be counted as revenue from a new subscription, even though this is part of the normal cycle of subscriptions and renewals in the Company’s business. For these reasons, the Company concluded that including disclosure regarding revenue attributable to new subscriptions compared to revenue attributable to renewals would not meaningfully enhance a reader’s understanding of the Company’s business or operating results, and could be misleading.

Comparison of the Three Months Ended March 31, 2011 and 2012

Revenue, page 48

30.	Please provide more detailed disclosure regarding the extent that your increase in marketplace revenue is attributable to the increase in subscribers versus an increase in prices. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a)(3)(iii) of Regulation S-K.

The Company advises the Staff that the Company has revised the disclosures on pages 51 and 54 to include the increase in revenues attributable to the increase in subscribers versus increase in prices.

31.	Please provide more detailed disclosure regarding the extent that the number of impressions available for sale, and increase in overall advertiser demand for display advertising inventory individually impacted your increases in revenues. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a) of Regulation S-K.

The Company advises the Staff that the primary driver for the increase in media revenue was the overall demand for display advertising as the increase in the number of impressions available for sale did not directly result in a significant increase in media revenue. The Company has revised the disclosures on pages 48 and 51 and 52 accordingly.

32.	You attribute the increase in media revenue to an increase in monthly unique visitors. Please explain why a 72% increase in monthly unique visitors yielded a 6% increase in media revenue. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a) of Regulation S-K.

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The Company advises the Staff that the Company has revised the disclosures on pages 52 and 54 to better explain the correlation between the increase in the monthly unique users and the media revenue.

33.	Marketplace revenue has been growing at a much greater rate than media revenue, and now accounts for the majority of your revenue. Please discuss this trend. See Item 303(b) of Regulation S-K. Make a similar revision to your discussion of the years ended 2009, 2010, and 2011. See Item 303(a) of Regulation S-K.

The Company advises the Staff that, as discussed in the Company’s response to Staff comment 22 above, the Company has revised the disclosures on pages 51 and 54.

Quarterly Trends, page 56

34.	Please provide a more detailed discussion of your recent quarterly trends in media revenue.

The Company advises the Staff that the Company has revised the disclosures on pages 59 and 60 to provide more detail on the Company’s media revenue as requested by the Staff.

Liquidity and Capital Resources, page 57

35.	Please discuss the revenue and expense targets that will extend availability under your credit facility to December 31, 2012. In addition, please tell us whether you expect to meet these targets and update your disclosure when such information becomes available.

The Company advises the Staff that the revenue and expense targets set forth in the credit facility were to be measured on June 30, 2012 and that the Company met each of these targets. Accordingly, the Company has updated page 61 of the Registration Statement to provide that these targets were met and that the credit facility has been extended to December 31, 2012.

36.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. Please revise your disclosures to focus on the primary drivers of, and other material factors necessary to, an understanding of your cash flows and the indicative value of historical cash flows. In this regard, we note that there were material changes in several working capital line items, however, you have not disclosed why these changes occurred and how they impacted operating cash flows. Also, tell us your consideration of disclosing the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. For guidance, refer to Section IV.B of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the discussion of cash flows from operating activities to add further explanation for each of the significant changes in working capital.

Securities and Exchange Commission

July 11, 2012

In addition, the Company advises the Staff that the Company does not consider the impact of DSO in its cash flows and does not consider DSO to be an important metric for its business primarily because a significant portion of the Company’s revenue is derived from upfront fees related to subscription arrangements. Further, historically the Company has not had significant losses as a result of slow paying customers. Accordingly, the Company has not disclosed this information.

Contractual Obligations and Other Commitments, page 60

37.	Please tell us what consideration you gave to the inclusion of your unrecognized tax benefits in your table of contractual obligations. For guidance, refer to Discussion Document E of the SEC Regulations Committee Meeting on April 17, 2007.

The Company advises the Staff that it considered including the unrecognized tax benefits to the contractual obligations table but ultimately decided against such disclosure as there is a high degree of uncertainty regarding the timing of any future cash outflows associated with the Company’s uncertain tax positions. The Company has added disclosure below the contractual obligations table on page 64 to discuss these unrecognized tax benefits in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 61

38.	Please revise your critical accounting policies to describe the significant estimates and assumptions that management considers in testing goodwill and long-lived assets for impairment. For guidance, refer to Section V of SEC Release No. 33-8350.

The Company advises the Staff that the Company has revised the disclosures on page 66 to include the Company’s accounting policies for evaluating any impairment on goodwill and long-lived assets.

Stock-Based Compensation, page 62

39.	On page 64, you state that for valuations for the current fiscal year, you have used both the income approach and market approach, with the respective values weighted appropriately. Please tell us why you changed your approach to weighting these valuations and its impact on your valuations.

The Company advises the Staff that prior to the current fiscal year ending December 31, 2012, the Company did not believe that it was generating sufficient operating metrics (principally revenue) as compared to its publicly traded peer companies to generate meaningful results from the market approach. Accordingly, valuations prepared prior to 2012 were based on the income approach as

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July 11, 2012

the Company believed that it would be assessed based on its cash flow generation capabilities and any future sale of or transaction to purchase the business would have been valued as such. Further, the Company’s most direct, “pure-play” comparable, Zillow, Inc., was not publicly traded until the middle of 2011 so any market approach analyses prior to their IPO would not have included their results. In addition, the Company’s board of directors did not initiate any discussions regarding an initial public offering until 2012. However, as the Company achieved significant revenue growth in 2011 and 2012, continued to mature and grow in size through 2012 thus far, and began discussions regarding an initial public offering in 2012, the Company decided to incorporate the market approach into the concluded value for the valuations performed during the current fiscal year ending December 31, 2012.

The Company also advises the Staff that as of each of the measurement dates in 2012 (since factoring in the market approach), the market approach has indicated a higher value as compared to the income approach, thus increasing the concluded value at each date. The Company also advises the Staff that it added disclosures to pages 68 and 69 to further explain the transition to using both the income and market approaches in the 2012 valuations.

40.	Please provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. For instance, your disclosures should explain more clearly the reasons for the changes in the discount rate applied to your cash flows and the non-marketability discount. In addition, you should indicate whether any of the assumption changes, such as changes in the forecast of discounted cash flows, the discount rate and non-marketability discount, and weightings between valuation methods, had a significant impact on your fair value determination at each respective valuation date.

The Company advises the Staff that it has expanded the disclosure on pages [64 through 67] within the individual valuation discussions to enhance the discussion for the significant factors contributing to the difference in the fair value of our underlying common stock at each valuation date as requested by the Staff.

41.	Please clarify how your valuations were impacted as a result of being prepared on a minority, non-marketable basis assuming your business was in the expansion stage of development. That is, clarify how you define each stage of development and expand your disclosure to better describe its impact on your valuations.

The Company advises the Staff that it has expanded the disclosure on page [66] for consistency purposes in order to clarify that the Company did not change development stages between the February 2012 and April 2012 valuations. In addition, the Company has expanded the disclosure in each of the valuation discussions to clarify the respective stage of development and its impact on the respective valuations.

42.

Please disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies for your common stock valuations whether based on industry, size, revenue

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July 11, 2012

multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates. In addition, please explain in greater detail how you apply market multiples of comparable peer companies in your industry or similar lines of business.

The Company advises the Staff that it has expanded the disclosure on pages 69 through 72 within the introductory valuation discussions as well as the individual valuation discussions to discuss the factors considered in determining our comparable companies and the related changes during the related period as requested by the Staff. The Company also advises the Staff that the two “pure-play” comparables noted in the revised disclosures are Zillow, Inc. and Move, Inc. as they have directly competing market participants with substantially similar business and monetization models. In addition, the Company advises the Staff that it did consider a broader group of comparables including OpenTable, Inc., HomeAway, Inc., and TripAdvisor, Inc. (along with Zillow and Move) for purposes of estimating industry based cost of capital, volatility, and other financial benchmarking.

43.	When you know your estimated IPO price and include it in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company acknowledges the Staff’s request to include the estimated offering price range in its Registration Statement and to reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the estimated offering price range. The Company confirms that it will do so in a subsequent amendment to the Registration Statement.

Further, the Company supplementally advises the Staff that it initiated formal discussions with the underwriters regarding the offering in April 2012, when the Company met with representatives from each of the underwriters, as well as representatives from other investment banks that are not participating in the offering. The purpose of the meetings was to select the underwriters for the offering. At such meetings, each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, the methodologies the underwriter expected to use in preparing a valuation of the Company, and such underwriter’s valuations and analyses of comparable companies. The underwriters did not provide the Company with any formal valuation of the Company at these meetings, and have not done so through the date of this response letter. The Company will advise the Staff of the Company’s estimated offering price range when available, including the date on which the underwriters first communicate to the Company their estimated offering price range for the Company’s stock.

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July 11, 2012

44.	Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

The Company advises the Staff that it previously included such disclosure on page 73 of the Registration Statement as a placeholder until the estimated offering price range is determined. The Company will include the intrinsic value of all outstanding vested and unvested options, based on the difference between the midpoint of the estimated offering price range and the exercise price of options outstanding as of the most recent balance sheet date included in the Registration Statement, in an amendment to the Registration Statement once the estimated offering price range is determined.

Business

The Trulia Marketplace, page 74

45.	Parts of this section and the immediately following “Our Strengths” section are redundant, and it appears that you could combine both sections. In addition, in this section you include several unsupported beliefs such as: you provide real estate professionals the ability to connect with “transaction-ready” consumers, “large portion of consumers using Trulia do not use other real estate websites,” your consumers are “highly engaged” with your marketplace, and your subscription products deliver “a high return on investment” to real estate professionals. You provide support for these beliefs in the “Our Strengths” section. Please revise.

The Company advises the Staff that it has revised its disclosure on pages 83 and 84 of the Registration Statement to reduce much of the redundancy. The Company submits to the Staff that maintaining a separation between the section titled “The Trulia Marketplace” and “Our Strengths” will help to differentiate the benefits of the Company’s marketplace to consumers, real estate professionals, and advertisers from the competitive advantages that we enjoy relative to the Company’s competitors.

As per the Staff’s comment, the Company has attempted to minimize redundancy between “The Trulia Marketplace” and “Our Strengths” subsections. “The Trulia Marketplace” is now intended to be a concise explanation of the key benefits to consumers, real estate professionals, and advertisers of the Company’s marketplace. The Company respectfully submits that the support for the statements in “The Trulia Marketplace” subsection is provided in the “Overview” subsection of the “Business” section, as well as in the “Our Strengths” subsection. As such, the Company believes that sufficient support for the statements made in “The Trulia Marketplace” subsection have been made proximate to that subsection, and that adding it to “The Trulia Marketplace” subsection would create additional redundancy and not meaningfully enhance a reader’s understanding of the Company’s business.

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July 11, 2012

Key benefits for advertisers, page 75

46.	Please provide support for your statement that your audience composition is “highly attractive” to consumer brand advertisers.

The Company advises the Staff that it has amended its disclosure on page 82 to qualify the statement. It now reads, “We believe our audience composition is highly attractive to consumer brand advertisers.” The Company also believes that the demographic information about its audience that is cited in the next sentence supports its belief that the audience is “highly attractive” to brand advertisers. Such demographic information states that a “…substantial portion of our audience is college educated, has a household income above $75,000, or is in the 25 to 54 age group. U.S. consumers with these characteristics tend to spend more of their annual income on home maintenance, insurance, household furnishings, apparel and services, and entertainment than the average consumer ….”

47.	Please discuss whether there are any differences in display advertising on desktop computers and mobile devices. For example, it appears that you do not currently display ads on your mobile devices other than from real estate agents.

The Company advises the Staff that the Company does display ads for its media advertising customers on mobile devices. Currently, the Company displays ads for its media advertising customers on its mobile website, accessible through mobile browsers. The Company does not currently display ads for its media advertising customers in its mobile applications, but may do so in the future. The principal differences in display advertising on desktop computers and mobile devices are ad size and the availability of placement for display advertising on mobile devices. For example, the Company currently offers only one display unit per page on its mobile website. The Company has revised the disclosure on page 89 to describe its current mobile advertising offering.

Our Strengths

We deliver the “inside scoop,” page 75

48.	Please provide support for your statement that you have an “industry-leading” marketplace, or revise to state that it is your belief.

The Company supplementally advises the Staff that the Company’s assertion that it has an “industry-leading” marketplace is supported by the following facts:

•

according to Hitwise, a market research firm and division of Experian Information Services, Inc., the Company had the 4th largest market share in website traffic among the top ten websites in the real estate category during the 18 months ended June 30, 2012; and

•

also according to Hitwise, in June 2012, the Company surpassed Yahoo! Real Estate and Realtor.com with the 2nd largest traffic marketshare among websites in the real estate category (behind only Zillow.com).

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July 11, 2012

Large, differentiated transaction-ready audience, page 76

49.	You state that based on data from comScore, a “significant” portion of your visitors do not visit your primary competitors’ websites. Please disclose what constitutes a significant portion of your visitors and the identity of the referenced competitors.

The Company advises the Staff that the Company has revised its disclosure on page 83 to provide an example of the portion of its audience that does not visit its primary competitor.

Strong mobile monetization, page 76

50.	Please explain what you mean by your statements that you have strong mobile monetization and are monetizing your mobile products at a higher rate than web products.

The Company respectfully directs the Staff to its response to comment 6 above with respect to the Company’s strong mobile monetization and monetization of mobile products at a higher rate than web products.

Our Strategy

Increase revenue, page 77

51.	Please explain how you plan to grow your advertising business.

The Company advises the Staff that the Company has revised its disclosure on page 84 to explain how it plans to grow its display advertising business.

Our Products for Advertisers, page 82

52.	Please discuss whether your media advertisements are currently displayed on mobile devices.

The Company advises the Staff that the Company does currently display media advertisements on mobile devices through its mobile website. The Company does not currently display media advertisements in its mobile applications, but may do so in the future. The Company has revised its disclosure on page 89 to clarify.

Facilities, page 86

53.	Please discuss the material terms of your colocation agreement.

The Company advises the Staff that the Company has added disclosure to page 90 of the Registration Statement to describe the material terms of its colocation facility.

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July 11, 2012

Executive Compensation

Compensation Discussion and Analysis, page 94

54.	We recognize that emerging growth companies are not required to provide disclosure pursuant to Item 402(b) of Regulation S-K. To the extent that you do not otherwise revise your disclosure in this section, please change the caption or otherwise make it clear to investors that you have not provided information completely responsive to Item 402(b) of Regulation S-K. Alternatively, if you choose to continue to refer to this section as “Compensation Discussion and Analysis,” please make the following revisions in accordance with Item 402(b) of Regulation S-K:

•	On page 97, discuss the formula used to calculate award amounts;

•

On page 98, identify the categories of financial thresholds that were not met in 2011. For example, were the financial thresholds revenue targets? Make a similar revision to your discussion of the rollover bonus opportunity on page 99;

•

On page 98, link your discussion of the corporate and individual achievements considered by the compensation committee in evaluating Messrs. Levine and Farnedi to the committee’s determination of their respective achievement levels; and

•	On page 98, discuss the “other objectives” that Mr. Levine achieved.

The Company advises the Staff that the Company has revised its disclosure in a manner responsive to each of the Staff’s comments, as described with particularity below.

•	On page 97, discuss the formula used to calculate award amounts;

The Company advises the Staff that the Company has revised its disclosure on page 104 of the Registration Statement to describe the formula used.

•

On page 98, identify the categories of financial thresholds that were not met in 2011. For example, were the financial thresholds revenue targets? Make a similar revision to your discussion of the rollover bonus opportunity on page 99;

The Company advises the Staff that the financial thresholds that were not met were the Company’s revenue targets. The Company has revised its disclosure’s on pages 105 and 106 and the footnotes on page 111 to specify this.

•

On page 98, link your discussion of the corporate and individual achievements considered by the compensation committee in evaluating Messrs. Levine and Farnedi to the committee’s determination of their respective achievement levels; and

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July 11, 2012

The Company advises the Staff that the Company has revised its disclosure on pages 105 and 106 of the Registration Statement to further discuss the compensation committee’s evaluation of Messrs. Levine and Farnedi.

•	On page 98, discuss the “other objectives” that Mr. Levine achieved.

The Company advises the Staff that the Company has revised its disclosure on page 106 of the Registration Statement to provide more clarity with respect to Mr. Levine’s achievements.

Related Party Transactions

Investor Rights Agreement, page 114

55.	Please disclose the identity of the related parties that are party to the investor rights agreement. See Item 404(a)(6) of Regulation S-K.

The Company advises the Staff that the Company has revised its disclosure on page 121 to include the identity of the related parties who are parties to the Company’s Third Amended and Restated Investor Rights Agreement.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

56.	Please clarify the nature of the deliverables included in your multiple-element arrangements. In this regard, explain whether you include subscription-based revenue arrangements as part of your multiple-element arrangements. In addition, describe in greater detail the nature of your arrangements with customers to sell advertising packages that include media placements or ad services that are delivered at the same time, or within a close proximity of one another.

The Company advises the Staff that the Company’s multiple-element arrangements consist of the following product bundles:

•

CPM and CPC products sold together – The Company enters into arrangements to sell advertisements on its web pages through graphical displays and text links and these arrangements can include both CPM and CPC products. In addition, a CPM or CPC campaign can have multiple ad types with different prices, ad sizes, and targeting. Revenue from sales of CPM and CPC products is recognized in the period the clicks or impressions are delivered and the related revenue is reported as media revenue in the Registration Statement.

•

Multiple subscription products sold together – The Company enters into arrangements with its subscription customers which allow these professionals to promote their services on the Company’s search results pages and property details pages for a local market area.

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On occasion, a subscription customer will purchase multiple geographic areas via zip code or city which result in multiple-element arrangements and the terms of the subscriptions can vary. Revenue from sales of subscription products is recognized ratably over the service period and the related revenue is reported as marketplace revenue in the Registration Statement.

•

CPM and CPC products sold with subscription services – The Company also enters into arrangements with certain subscription customers in which the customers purchase CPM or CPC products in addition to the subscription products. Revenue from these arrangements are allocated between the products and ultimately reported as media revenue and marketplace revenue.

57.	Please revise your revenue recognition policy to explain in greater detail how you establish the BESP for deliverables by considering multiple factors including, the prices you charges for similar offerings, market conditions, the competitive landscape and pricing practices. Explain any other factors you consider in determining the BESP for deliverables in your multiple element arrangements. In addition, provide similar disclosures within your critical accounting policy to discuss significant estimates and assumptions utilized in allocating and recognizing your revenues.

The Company advises the Staff that the Company has revised the disclosures in the Registration Statement on page F-9 to explain BESP in greater detail and the Company has revised the critical accounting policy disclosures in the Registration Statement on pages 65 and 66 to discuss significant revenue estimates and assumptions.

58.	Please disclose your accounting policy for multiple-element arrangements prior to January 1, 2011.

The Company advises the Staff that the Company has revised the disclosures in the Registration Statement on page F-9 to disclose the accounting policy for multiple-element arrangements prior to January 1, 2011.

Restricted Cash, page F-11

59.	Please revise your disclosures to clarify the nature of your restricted cash as of December 31, 2010.

The Company advises the Staff that the Company has revised the disclosures in the Registration Statement on page F-12 to clarify the nature of the restricted cash as of December 31, 2010.

Product Development Costs, page F-12

60.	Please clarify the nature of your capitalized product development costs. Describe how you account for web-site development costs and costs incurred to develop your mobile platform.

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July 11, 2012

Quantify the amount of costs capitalized in connection with your web-site development and mobile platform. Tell us the period over which you amortize the website and mobile platform development costs. In addition, explain how you account for purchases and license of data and content from third-parties.

The Company advises the Staff that its product development costs consist of costs related to its “marketplace” which is accessed through its website and mobile applications. Accordingly, the Company has revised the disclosures in the Registration Statement on page F-10 to better clarify the nature of the Company’s product development costs by explaining that these costs include all development activities related to the marketplace. The Company also advises the Staff that it capitalized $0.3 million and $0.1 million for development activities related to the mobile applications during the year ended December 31, 2011 and the three months ended March 31, 2012, respectively. In addition, the Company advises the Staff that the capitalized product development costs are amortized through technology and development expense in the statements of operations over their estimated useful lives, which has been estimated to equal two years.

In addition, the Company advises the Staff that the Company’s purchases and license of data and content from third parties have been recorded on the balance sheet as either prepaid expenses and other current assets if short-term, or other assets if long-term, depending on the life of the related license. Most of these agreements are only for a period of one year, however, the Company does have a license to certain patents which expire in January 2015. The Company amortizes these costs through cost of revenue in the statements of operations. These amounts have not been significant to date.

Note 5. Movity, Inc. Acquisition, page F-17

61.	Please provide your significance test for the Movity, Inc. acquisition. See Rule 3-05 of Regulation S-X.

The Company advises the Staff that based on the criteria under Rule 3-05, and by extension Rule 1-02(w), the significance test for the Movity acquisition should have been performed based on Movity, Inc.’s financial condition and results of operations as of and for the year ended December 31, 2009, which represents its most recently completed fiscal year preceding the acquisition. However, Movity, Inc. was not established until 2010 and, therefore, was not in existence at that time. As such, the results of the three significance tests do not exceed 20%. Given the unique timing of the acquisition, the Company also considered significance by performing alternative significance tests using the respective metrics as of the acquisition date of December 10, 2010 and for the period from inception to the acquisition date. Based on these alternative significance tests performed as of the acquisition date on December 10, 2010, the results are as follows (in thousands, except for percentages):

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July 11, 2012

Investment Test
Movity – Purchase Price	$2,218
Trulia – Total Assets as of 12/31/09	$11,162
Percent	19.9%

Asset Test
Movity – Total Assets as of 12/10/10	$999
Trulia – Total Assets as of 12/31/09	$11,162
Percent	8.9%

Income Test
Movity –Year ended 12/10/10	$(1,809)
Trulia – Year ended 12/31/09	$(6,983)
Percent	25.9%

Based upon the significance test results presented above, the highest level of significance noted was 25.9% which, under Rule 3-05(b)(2), would require the addition of the most recent fiscal year in the filing. However, since the Company acquired Movity in December 2010 and the results of the Company for the year ended December 31, 2011 already include the operations of Movity for the same period, a full year of audited results are already included in the statements of operations and cash flows that were presented by the Company in the Registration Statement. Therefore, the Company believes that there is no further requirement for stand-alone Movity financial statements based on Topic 2, Section 2030.4 of the Financial Reporting Manual-Division of Corporate Finance.

Note 7. Commitments and Contingencies, page F-20

62.	Please revise your disclosures to include your policy on loss contingencies. Refer to ASC 450-20-50.

The Company advises the Staff that the Company has revised the disclosures in the Registration Statement on page F-21 to include the policy on loss contingencies.

****

Securities and Exchange Commission

July 11, 2012

Please direct any questions with respect to this confidential submission to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri

cc:	Peter Flint, Trulia, Inc.
Sean Aggarwal, Trulia, Inc.
Scott Darling, Trulia, Inc.
David J. Segre, Wilson Sonsini Goodrich & Rosati, P.C.
Richard A. Kline, Goodwin Procter LLP
Anthony J. McCusker, Goodwin Procter LLP